                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 205049



                                    FORM 11-K


(Mark One):

[X]       ANNUAL REPORT PURSUANT SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the plan year ended December 31, 1998

                                       OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from        to
                                         ------    ------

Commission file number 333-62579
                       ---------


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   CAPSTAR BROADCASTING PARTNERS
                   401(k) RETIREMENT PLAN AND TRUST

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   CAPSTAR BROADCASTING CORPORATION
                   600 Congress Avenue, Suite 1400
                   Austin, Texas 78701

REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

1.  Financial Statements:

            Report of Independent Accountants

            Statement of Net Assets Available for Plan
                Benefits as of December 31, 1998 and 1997

            Statement of Changes in Net Assets Available for Plan
                Benefits for the years December 31, 1998 and 1997

            Notes to Financial Statements

    Supplemental Schedules:

            Schedule of Assets Held for Investment Purposes as
                of December 31, 1998

            Schedule of Reportable Transactions for the year
                ended December 31, 1998

2.  Exhibits:

    Consent of Scott Gildea & Company, LLP, Independent Accountants

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                      CAPSTAR BROADCASTING PARTNERS
                                      401(k) RETIREMENT PLAN

Dated: June 25, 1999

                                      By: Capstar Broadcasting Partners, Inc.
                                          --------------------------------------
                                          Plan Sponsor and Plan Administrator



                                      By: /s/ PAUL D. STONE
                                          --------------------------------------
                                          PAUL D. STONE
                                          Executive Vice President and
                                          Chief Financial Officer

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of Capstar Broadcasting Corporation on Form S-8 File No. 333-62579 of our report dated June 22, 1999, on our audit of the financial statements of Capstar Broadcasting Partners 401(k) Retirement Plan and Trust as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and the period from October 1, 1997 to December 31, 1997, which report is included in this Annual Report on Form 11-K.




June 25, 1999                         /s/ Scott Gildea & Company, LLP

                          CAPSTAR BROADCASTING PARTNERS
                        401(k) RETIREMENT PLAN AND TRUST

                FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

               FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD
             FROM OCTOBER 1, 1997 (INCEPTION) TO DECEMBER 31, 1997

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

                                      INDEX
                                      -----


Report of Independent Accountants                                                    2

Statements of Net Assets Available for Plan Benefits                                 3

Statements of Changes in Net Assets Available for Plan Benefits                      4

Notes to Financial Statements                                                        5-11

Supplemental Schedules:
   Schedule G (Form 5500), Part I - Schedule of Assets Held
                                             for Investment Purposes as
                                             of December 31, 1998                    *

   Schedule G (Form 5500), Part V - Schedule of Reportable
                                             transactions or Series of Transactions
                                             for the year ended
                                             December 31, 1998                       *



* Refer to Schedule G of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the year ended December 31, 1998 which material is incorporated herein by reference.

REPORT of INDEPENDENT ACCOUNTANTS

To the Trustees of Capstar Broadcasting Partners 401(k) Retirement Plan and
Trust:

We have audited the accompanying statements of net assets available for plan benefits of Capstar Broadcasting Partners 401(k) Retirement Plan and Trust, as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the year ended December 31, 1998 and the period from October 1, 1997 (inception) to December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



June 22, 1999                                        Scott Gildea & Company, LLP

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1998 and 1997


                                                       1998              1997
                                                   ------------      -----------
ASSETS
------

Investments, at market value:

    Stable Value Fund                              $  1,053,503      $    12,338
    Intermediate Bond Fund                              676,848           12,696
    Balanced Fund                                     2,214,408           67,607
    Growth and Income Fund                            4,976,011           78,201
    Growth Stock Fund                                 4,322,196           97,958
    Aggressive Growth Stock Fund                      3,252,563           76,573
    International Fund                                1,149,003           34,319
    Emerging Markets Fund                               321,162           13,815
    Capstar Broadcasting Corp., Common Stock            512,534               --
                                                   ------------      -----------

Total investments, at market value                   18,478,228          393,507

Participant loans                                       292,585               --

Employee contributions receivable                       698,614          306,885
Employer contributions receivable                       288,488          113,742
                                                   ------------      -----------

Net assets available for plan benefits             $ 19,757,915      $   814,134
                                                   ============      ===========


                     The accompanying notes are an integral
                        part of the financial statements.

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                  For the Year Ended December 31, 1998 and the
          Period from October 1, 1997 (inception) to December 31, 1997


                                                           1998              1997
                                                       ------------      -----------
ADDITIONS
---------

Contributions:
    Employee and rollover                              $  8,768,110      $   600,395
    Employer                                              2,845,495          207,042
                                                       ------------      -----------

                                                         11,613,605          807,437
                                                       ------------      -----------

Investment Income:
    Interest and dividends                                  910,267            5,399
    Net appreciation of investments                          96,903            1,298
                                                       ------------      -----------

                                                          1,007,170            6,697
                                                       ------------      -----------

Transfers due to plan mergers                             7,296,897               --
                                                       ------------      -----------

Total additions                                          19,917,672          814,134
                                                       ------------      -----------


DEDUCTIONS
----------

Withdrawals                                                 973,891               --
                                                       ------------      -----------

Net increase in net assets available for plan benefits   18,943,781          814,134

Net assets available for plan benefits,
 beginning of year                                          814,134               --
                                                       ------------      -----------

Net assets available for plan benefits,
 end of year                                           $ 19,757,915      $   814,134
                                                       ============      ===========


                      The accompanying notes are an integral
                        part of the financial statements.

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS


1.   Description of the Plan

The following brief description of the Capstar Broadcasting Partners 401(k) Retirement Plan and Trust (The "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

Capstar Broadcasting Partners, Inc. (the "Company"), a wholly-owned subsidiary of Capstar Broadcasting Corporation, established the Plan on October 1, 1997 as a defined contribution plan covering all full-time employees age twenty one and older who have completed three months of service and part-time employees age twenty one and older who have completed a year of eligibility service. Eligibility service is defined as a calendar year during which at least one thousand hours are worked. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan provides for benefits available under Section 401(k) of the Internal Revenue Code.

In accordance with Internal Revenue Service regulations, employees may make voluntary contributions to the Plan in an amount up to 18% of their compensation and the Company matches an amount equal to 50% of that portion of the employee's contributions which is not in excess of 6% of the employee's compensation. The Company match per employee is not to exceed $4,800. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

Contributions to the Plan, including the employer match, may be invested in a variety of investment funds at the election of the employee as follows:

     Stable Value Fund

     This fund seeks to provide a consistent rate of return while preserving capital and minimizing risk. The fund consists of assets whose principal value remains stable regardless of stock and bond market fluctuations. These assets may include guaranteed investment contracts issued by insurance companies, and bank investment contracts issued by banks. These assets may also include money market instruments, such as bank certificates of deposit, banker's acceptances and short-term treasury bills. This fund currently utilizes the Schwab Institutional Advantage Money Fund. Rates of return are subject to market fluctuations.

     Intermediate Bond Fund

     This fund seeks a total return consistent with prudent investment management. The fund invests in fixed-income securities, including corporate bonds, U.S. government securities, mortgage-related securities, and money market instruments. This fund is intended to maintain a portfolio duration range of three to seven years. This fund currently utilizes the Strong Government Securities Fund. Rates of return are subject to market fluctuations.

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

     Balanced Fund

     This fund seeks income, conversation of principal and long-term growth of principal and income. The fund may invest a large portion of its assets in common stocks and convertible securities. Prospective earnings and dividends are major considerations in these purchases. Individual securities are selected with regard to financial strength and economic background. The balance of the fund's assets are invested in investment-grade fixed-income securities. This fund currently utilizes the Dodge & Cox Balanced Fund. Rates of return are subject to market fluctuations.

     Growth & Income Fund

     This fund seeks capital appreciation by investing primarily in equity securities of companies with earnings that are expected to grow at an a above average rate. Current income is a secondary objective and is achieved by investing in dividend paying common stocks and convertible securities. This fund currently utilizes the Selected American Shares Fund. Rates of return are subject to market fluctuations.

     Growth Stock Fund

     This fund seeks maximum capital growth. The fund invests primarily in common stocks and favors securities of companies expected to benefit from special factors or trends. These may include established companies, small companies or new issues. This fund may also invest in debt securities and in foreign securities. This fund currently utilizes the Oakmark Fund. Rates of return are subject to market fluctuations.

     Aggressive Growth Stock Fund

     This fund seeks rapid capital growth by investing primarily in small to medium sized companies that are expected to demonstrate growth in earnings and revenue. These companies may be concentrated in a few industries that are experiencing rapid growth. The fund may use investment techniques, such as short selling, leveraging and frequent trading. The fund may also invest in debt securities and in foreign securities. This fund currently utilizes the Baron Asset Fund. Rates of return are subject to market fluctuations.

     International Fund

     This fund invests primarily in stocks and debt securities of companies and governments outside the United States. It seeks long term capital growth. Any realized income is incidental. The fund maintains a flexible investment policy and can invest in all types of securities and in any foreign country. While common stocks are the usual form of investment, the fund may invest a portion of its assets in medium quality or high risk debt securities. This fund currently utilizes the GAM International A Fund. Rates of return are subject to market fluctuations.

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

     Emerging Markets Fund

     This fund seeks to invest in non-U.S. debt and equity securities of countries characterized as having begun a process of change or growing in size. Emerging markets generally are considered to be those in which the Gross Domestic Product per capita is less than $6,000 in U.S. currency. The fund will also invest in new markets of developed countries and may invest in any market of a developing country. The fund seeks to provide capital appreciation with little or no emphasis on income. This fund currently utilizes the Montgomery Emerging Markets R Fund. Rates of return are subject to market fluctuations.

     Capstar Broadcasting Corporation

     This fund consists of class A common stock of the Company's parent and is administered by the Company. Rates of return are subject to market fluctuations.

Under the loan provision of the Plan, employees are permitted to borrow between $1,000 and the lesser of $50,000 or 50% of the participant's vested account balance. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 2%. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is 15 years. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

The Plan provides for distributions to plan participants or their beneficiaries upon the participant's retirement, termination of employment, disability or death, in accordance with the Internal Revenue Code. Since participants are immediately vested in their voluntary contributions and earnings, they may also withdraw all or any portion of their account balance subject to hardship withdrawal provision criteria. Participants may elect to take their distributions in the form of a lump sum payment, an annuity, or rollover into a private Individual Retirement Account. Similarly, an employee may make a withdrawal of the vested percentage of the employer matching account. The vesting schedule for this account is as follows:

                 Years of Service              Vested Percentage
                 ----------------              -----------------

                 Less than 1 year                     0%
                 1 year                              20
                 2 years                             40
                 3 years                             60
                 4 years                             80
                 5 years                            100

Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions. Forfeitures used to reduce the Company's contributions were $58,415 during 1998 and $0 during 1997.

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


2.   Summary of significant accounting policies

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

Each fund is valued at the quoted closing price per share on major exchanges. The change in the difference between the fair market value and the cost of investments for each year is reflected in the statement of changes in net assets as unrealized appreciation or depreciation in fair value of investments.

All general and administrative expenses of the Plan are paid by the Company.


3.   Investments

The following summarizes the Plan's investments as of December 31, 1998:

                                                            Historical
                                            Fair Value         Cost
                                          ------------    ------------
      Stable Value Fund (a)               $  1,053,503    $  1,053,503
      Intermediate Bond Fund                   676,848         683,997
      Balanced Fund (a)                      2,214,408       2,270,768
      Growth & Income Fund (a)               4,976,011       4,510,111
      Growth Stock Fund (a)                  4,322,196       4,766,483
      Aggressive Growth Stock Fund (a)       3,252,563       2,971,633
      International Fund (a)                 1,149,003       1,194,587
      Emerging Markets Fund                    321,162         381,492
      Capstar Broadcasting Corporation         512,534         337,818
                                          ------------    ------------

                                          $ 18,478,228    $ 18,170,392
                                          ============    ============

(a) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

4.   Plan Mergers

Net assets, consisting principally of cash and cash equivalents, transferred from merged plans are as follows:



     Osborn Communications Corporate Savings Plan           $ 2,131,903
     Commodore Media Inc. 401(k) Plan                         1,138,507
     Benchmark 401(k) Retirement Plan                         1,579,793
     Patterson Broadcasting 401(k) Savings Plan               1,593,642
     Quass Broadcasting Company 401(k) Plan                     853,051
                                                            -----------
                                                            $ 7,296,896
                                                            ===========


5.   Termination Priorities

While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.


6.   Income Tax Status

In accordance with the guidelines established by the Internal Revenue Service, the plan has not yet applied for a determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan is qualified and the related trust is tax-exempt as of the financial statement date.

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

                                December 31, 1998


7. Changes in net assets for the investments and participants loans at market value
   The schedule of changes in net assets, excluding allocated employee contributions receivable, for the investments at market value and participant loans are as follows for the year ended December 31, 1998:


                                                                         Net
                                  Balance                 Interest   Appreciation    Transfers                           Balance
                                January 1,                 and      (Depreciation)   from Plan                 Net     December 31,
                                   1998    Contributions Dividends  of Investments    Mergers   Withdrawals   Loans       1998
                                ---------- ------------- ---------  --------------  ----------  -----------  --------  ------------

   Stable Value Fund              $ 12,338   $   381,626  $ 58,570     $         0  $  780,244    $(166,955) $(12,320) $ 1,053,503

   Intermediate Bond Fund           12,696       359,090    34,039          (6,113)    323,762      (37,203)   (9,423)     676,848

   Balanced Fund                    67,607     1,800,909   234,690        (138,676)    403,529     (127,800)  (25,851)   2,214,408

   Growth and Income Fund           78,201     2,200,160    23,105         456,566   2,509,556     (263,037)  (28,539)   4,976,011

   Growth Stock Fund                97,958     2,512,621   538,631        (490,365)  1,897,188     (203,485)  (30,352)   4,322,196

   Aggressive Growth Stock Fund     76,573     2,337,593     5,369         246,632     716,219      (99,125)  (30,698)   3,252,563

   International Fund               34,319       923,545    15,001         (55,289)    285,284      (49,691)   (4,166)   1,149,003

   Emerging Markets Fund            13,815       468,483       460         (88,504)    (60,274)     (13,438)      620      321,162

   Capstar Broadcasting Corp.            0        63,102       402         172,653     276,057          (64)      384      512,534
   Common Stock

   Participant Loans                     0                                             165,332      (13,092)  140,345      292,585

                                ---------- ------------- ---------  --------------  ----------  -----------  --------  -----------
   Total                          $393,507   $11,047,130  $910,267      $   96,903  $7,296,897    $(973,890) $     (0) $18,770,813
                                ========== ============= =========  ==============  ==========  ===========  ========  ===========

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

                                December 31, 1998


7. Changes in net assets for the investments and participants loans at market value
   The schedule of changes in net assets, excluding allocated employee contributions receivable, for the investments at market value and participant loans are as follows for the year ended December 31, 1997:


                                                                         Net
                                  Balance                Interest    Appreciation   Transfers                            Balance
                                October 1,                 and      (Depreciation)  from Plan                  Net     December 31,
                                   1997    Contributions Dividends  of Investments   Mergers    Withdrawals   Loans       1997
                                ---------- ------------- ---------  --------------  ----------  -----------  --------  ------------

   Stable Value Fund                 $   0   $    12,306  $     32     $         0        $  0         $  0      $  0    $  12,338

   Intermediate Bond Fund                0        12,654        36               6                                          12,696

   Balanced Fund                         0        66,910     3,511          (2,814)                                         67,607

   Growth and Income Fund                0        77,121                     1,080                                          78,201

   Growth Stock Fund                     0        97,391                       567                                          97,958

   Aggressive Growth Stock Fund          0        73,860                     2,713                                          76,573

   International Fund                    0        33,530     1,323           (534)                                          34,319

   Emerging Markets Fund                 0        13,038       497            280                                           13,815

   Capstar Broadcasting Corp.            0                                                                                       0
   Common Stock

   Participant Loans                     0                                                                                       0

                                ---------- ------------- ---------  --------------  ----------  -----------  --------  ------------
          Total                 $   0   $   386,810  $  5,399      $    1,298        $  0         $  0      $  0    $  393,507
                                ========== ============= =========  ==============  ==========  ===========  ========  ============

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

          SCHEDULE G (FORM 5500) - PART I - SCHEDULE OF ASSETS HELD FOR
                   INVESTMENT PURPOSES AS OF DECEMBER 31, 1998


  (a)          (b)                                     (c)                                              (d)              (e)
------       ------                                   ------                                           ------           ------

* denotes                                             Description of Investment including
party in     Identity of Issue, Borrower,             Maturity Date, Rate of Interest,                                      Current
interest     Lessor, or Similar Party                 Collateral, Par or Maturity Value                       Cost            Value
---------    ----------------------------             -----------------------------------                     ----            -----

             Schwab Institutional Advantage Fund      Fixed income investment fund                     $ 1,053,503      $ 1,053,503

             Strong Government Securities Fund        Conservative bond fund                               683,997          676,848

             Dodge & Cox Balanced Fund                Balanced equity and debt fund                      2,270,768        2,214,408

             Selected American Shares Fund            Capital appreciation fund                          4,510,111        4,976,011

             Oakmark Fund                             Aggressive capital growth fund                     4,766,483        4,322,196

             Baron Asset Fund                         Rapid capital growth fund                          2,971,633        3,252,563

             GAM International A Fund                 International funds seeking long-term growth       1,194,587        1,149,003

             Montgomery Emerging Markets Fund         Capital appreciation in non-U.S. securities          381,492          321,162

             Capstar Broadcasting Corp.               Common stock of Plan sponsor                         337,818          512,534

             Participant loans                        Loans to plan participants with
                                                      maturity dates through 2011, bearing
                                                      interest from 8.25% to 14.25% and
                                                      secured by the participant's vested
                                                      account balance                                           --          292,585

         CAPSTAR BROADCASTING PARTNERS 401(k) RETIREMENT PLAN AND TRUST

      SCHEDULE OF REPORTABLE TRANSACTIONS, SCHEDULE G -(FORM 5500), PART V

                      For the Year Ended December 31, 1998


                                                                              Purchase   Selling   Cost of   Transaction   Net Gain
   Party Involved                               Description of Asset           Price      Price     Asset       Date        (Loss)
   --------------                               --------------------          --------   -------   -------   -----------   --------

1. A single transaction in excess of 5%
   of the current value of Plan assets:

      None

2. Any series of transactions with or in conjunction with the same person involving property other than securities, which amount in the aggregate to more than 5% of the current value of Plan assets:

      None

3. A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of total Plan assets:

      None

4. Any transaction with respect to
   securities with or in conjunction
   with a person if a prior or
   subsequent single transaction has
   occurred with respect to securities
   with or in conjunction with that same
   person in an amount in excess of 5%
   of the current value of Plan assets:

      None